WOODSIDE



11 January 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchange on 11 January 2005;
- WA-271-P Falcone-1, lodged with the Australian Stock Exchange on 11 January 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

ASX ANNOUNCEMENT
(ASX: WPL)



TUESDAY, 11 JANUARY 2005
10:00AM (WST)

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

MAURITANIA OFFSHORE DRILLING UPDATE

Woodside Mauritania Pty Ltd, a wholly-owned subsidiary of Woodside Petroleum Ltd., reports the following activity offshore Mauritania since the last report issued on 4 January 2005.

PSC-B, Block 4
Tiof-6 and Chinguetti Development wells

Tiof-6 appraisal well

The *'West Navigator'* drilled the Tiof-6 Appraisal well to the final total depth of 2,963 metres where the acquisition of wireline logs commenced. Preliminary analysis of logs acquired while drilling and the wireline logs acquired so far indicates the presence of an oil column. At midnight on 10 January 2005 wireline logging was continuing. It is planned that the well will be suspended and tested at a later stage.

Chinguetti development wells

The *'Stena Tay'* drill rig continued operations on Chinguetti development wells. Woodside does not plan to issue announcements regarding operations on Chinguetti development wells, but will do so if necessary to comply with its continuous disclosure obligations under the ASX Listing Rules.

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of the Chinguetti oil field, the Tiof and Banda discoveries and exploration wells are shown on the attached map.

Wells are expected to be drilled in two production sharing contract areas during the remainder of the 2005 campaign. Participating Interests in those areas are:

Company	PSC-A	PSC-B
Woodside group companies (Operator)	53.846%	53.846%
Hardman group companies	24.3%	21.6%
BG group companies	13.084%	11.63%
Premier group companies	--	9.231%
Fusion group companies	4. 615%	--
ROC Oil group companies	4.155%	3.693%


18°W
16°W
Location Map
PSC-C
BLOCK 6
PSC-B
BLOCK 5
PSC-A
BLOCK 5
Tiof
Nouakchott
18°N
Marou-1
Tevêt-1
Banda-1
Chinguetti
Field
Capitaine-1A
PSC-B
BLOCK 4
PSC-A
BLOCK 4
PSC-A
BLOCK 3
2000m
1000m
200m
100m
50m
17°N
PSC-C
BLOCK 2
Dorade-1
Mauritania
N
W
E
S
0
Scale
50
kilometres
WGS 84, UTM Zone 28 CM 15° W
Senegal
St Louis
16°N
WOODSIDE

2004 - 05 MAURITANIAN DRILLING PROGRAMME
LOCATION OF INITIAL EXPLORATION & APPRAISAL WELLS

ASX ANNOUNCEMENT
(ASX: WPL)



TUESDAY, 11 JANUARY 2005
10:00AM (WST)

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-271-P
FALCONE-1

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., operator of the WA-271-P Joint Venture, reports that the Falcone-1 exploration well in the Exmouth Sub-basin was spudded on 9 January 2005, and is drilling ahead in 20 inch hole at a depth of 1,930 metres.

The *'Jack Bates'* semi-submersible rig is drilling the well. The well is approximately 60 kilometres west southwest of the Enfield oil field. Water depth at the location is 1,396 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Joint venture participants in WA-271-P are Woodside Energy Ltd. (60%) and Mitsui E&P Australia Pty Ltd (40%).